# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Seanergy Maritime Holdings Corp., CIK 0001448397
CUSIP: Y73760400
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001140361-23-015448
Filed by CIK 0001953130
Persons authorized to receive notices and communications: Stamatios Tsantanis, 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74, 30 213 01 81 507

## Reporting persons
- Tsantanis Stamatios (CIK 0001953130): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: other (OO); sole voting power 1,696,403; shared voting power 0; sole dispositive power 1,696,403; shared dispositive power 0; aggregate amount beneficially owned 1,696,403 (8.33% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Seanergy Maritime Holdings Corp.
Address of issuer's principal executive offices: 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74
Comment:
Explanatory Note: This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on March 31, 2023 as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on December 28, 2023 ("Amendment No. 1", and as further amended and supplemented by this Amendment No. 2, the "Schedule 13D") by Stamatios Tsantanis (the "Reporting Person"). This Amendment No. 2 is a voluntary filing reporting changes in the beneficial ownership by the Reporting Person of shares of common stock (the "Common Stock") of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer").

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in Amendment No. 1. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in Amendment No. 1.

## Item 2. Identity and Background
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years:
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Except as set forth in this Amendment No. 2, there are no material changes to this Item 2 from Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The source of funds for the following purchases reported on this Amendment No. 2 was the personal funds of the Reporting Person. Except as otherwise noted, such transactions were effected in the open market, and the price listed is rounded to the nearest cent and does not reflect brokerage commissions paid. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares purchased or sold at each separate price as described herein.

Since the filing of Amendment No. 1, the Reporting Person has purchased 67,400 shares of Common Stock in open-market transactions, and the Reporting Person has purchased in open-market transactions and currently holds 100 American-style call options to purchase an aggregate of 10,000 shares of Common Stock, as described in more detail below:

On July 18, 2024, 2,700 shares of Common Stock were purchased by the Reporting Person in an open-market transaction at a weighted average price of $9.32 per share.

On July 19, 2024, 700 shares of Common Stock were purchased by the Reporting Person in an open-market transaction at a weighted average price of $9.12 per share.

On December 3, 2024, 30,000 shares of Common Stock were purchased by the Reporting Person in an open-market transaction at a weighted average price of $7.88 per share.

On January 15, 2025, 5,000 shares of Common Stock were purchased by the Reporting Person in an open-market transaction at a weighted average price of $6.95 per share.

On February 14, 2025, 14,000 shares of Common Stock were purchased by the Reporting Person in an open-market transaction at a weighted average price of $6.97 per share.

On February 18, 2025, 10,000 shares of Common Stock were purchased by the Reporting Person in an open-market transaction at a weighted average price of $7.26 per share.

On February 19, 2025, the Reporting Person purchased 50 call options to purchase an aggregate of 5,000 shares of Common Stock expiring on July 18, 2025 (strike price $8.00) at a price of $0.65 per option.

On February 20, 2025, the Reporting Person purchased 50 call options to purchase an aggregate of 5,000 shares of Common Stock expiring on October 17, 2025 (strike price $8.00) at a price of $0.75 per option.

On February 21, 2025, 500 shares of Common Stock were purchased by the Reporting Person in an open-market transaction at a weighted average price of $7.03 per share.

On February 24, 2025, 4,500 shares of Common Stock were purchased by the Reporting Person in an open-market transaction at a weighted average price of $7.07 per share.

In addition to the above, on March 27, 2024, 175,000 shares of Common Stock were issued pursuant to a grant to the Reporting Person in his capacity as an executive officer of the Issuer pursuant to the Issuer's 2011 Equity Incentive Plan, as amended and restated.

Except as set forth in this Amendment No. 2, there are no material changes to this Item 3 from Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Aggregate number and percentage of class beneficially owned: 1,696,403 shares, or 8.33% of the class, based on 20,374,165 shares of Common Stock outstanding as of February 25, 2025, based on information received from the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and investment power with respect to the Common Stock listed on Schedule I hereto.
Transactions in the class effected during the past sixty days:
On January 17, 2025, call options held by the Reporting Person to purchase 60,000 shares of Common Stock with an average exercise price of $11.7 expired unexercised.

The information set forth in Item 3 is incorporated herein by reference.

Except as described herein, no transactions in the Common Stock have been effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person has the right to purchase 10,000 shares of Common Stock pursuant to 100 exchange-traded American-style call option contracts, 50 of which expire on July 18, 2025 and 50 of which expire on October 17, 2025, both with a strike price of $8.00.

The first paragraph of Item 6 is hereby amended and restated in its entirety to read as follows:

As described herein, the Reporting Person has been, and is expected in the future to be, granted shares of Common Stock in accordance with the Issuer's 2011 Equity Incentive Plan, as amended and restated. Certain of such shares of Common Stock are subject to vesting provisions, as follows: 52,500 shares of Common Stock will vest on March 27, 2025, and 70,000 shares of Common Stock will vest on September 26, 2025.

Except as set forth in this Amendment No. 2, there are no material changes to this Item 6 from Amendment No. 1.

## Signatures
- Tsantanis Stamatios: /s/ Stamatios Tsantanis, Stamatios Tsantanis (02/28/2025)